

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2014

<u>Via E-mail</u>
Amy (Yi) Zhang
Chief Executive Officer
Sky Solar Holdings, Ltd.
Suite 1604, 9 Queen's Road, Central
Hong Kong, Special Administrative Region
People's Republic of China

   Re: Sky Solar Holdings, Ltd.
     Registration Statement on Form F-1
     Filed September 18, 2014
     Response dated October 17, 2014
     File No. 333-198817

Dear Ms. Zhang:

  We have reviewed your response letter and have the following comments.

<u>General</u>

  1. In your response dated October 14, 2014, you indicated that you will revise your registration statement to comply with Rules 3-05 and 11-01 of Regulation S-X. Please be advised that we may have additional comments upon our review of these additional financial statements.

<u>Notes to the Consolidated Financial Statements</u>

<u>32. Acquisition of Subsidiaries, page F-63</u>

  2. We note from your response to the comment in our letter dated October 15, 2014 that you obtained an "adjusted net asset value" for the consolidated group ChaoriSky Solar from a third-party valuer, and such value does not represent fair value under IFRS 13. Please provide us with your calculation of the fair value of your 30% interest in ChaoriSky Solar in accordance with IFRS 13. In your response, explain in quantitative terms how the reasons you described for the nil value affected your valuation (i.e., the nature of your minority equity interests, the fact that ChaoriSky Solar is highly leveraged at the group level, and the poor financial condition of the majority shareholder Chaori).

  You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.


Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief


Cc: <u>Via E-mail</u>
        Shuang Zhao, Esq.